EZFILL HOLDINGS, INC.

67 NW 183rd St.,

Miami, Florida 33169

December 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf and Donald Field

Re:	EzFill Holdings, Inc.
Registration Statement on Form S-1
File No. 333-275761

Acceleration Request
	Requested Date:	Wednesday, December 18, 2024
	Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, EzFill Holdings, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-275761) (the “Registration Statement”) to become effective on Wednesday, December 18, 2024 at 5:00 p.m.,  Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, at (561) 514-0936.

In connection with this request, the Registrant acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EZFILL HOLDINGS, INC.

By:	/s/ Yehuda Levy
Yehuda Levy
Chief Executive Officer

cc:	Craig D. Linder, Esq., Anthony, Linder & Cacomanolis, PLLC